UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from            to

Commission file number 001-12223

A.              Full title to the plan and the address of the plan, if different from that of the issuer named below:

Univision Savings Tax Advantage Retirement Plan

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Univision Communications Inc.
1999 Avenue of the Stars, Suite 3050
Los Angeles, California 90067

REQUIRED INFORMATION

Univision Communications Inc. hereby files the financial statements required by Form 11-K with respect to the Univision Savings Tax Advantage Retirement Plan (the “Plan”). The financial statements for the Plan and the report of independent registered public accounting firm are attached hereto as Exhibits and are incorporated in this Annual Report on Form 11-K.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Univision Savings Tax Advantage Retirement Plan Audited Financial Statements as of December 31, 2003 and 2002 and supplemental schedule H, line 4i as of December 31, 2003